

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

December 20, 2017

<u>Via E-mail</u>
Steven Ross
Chief Financial Officer
Meritage Futures Fund L.P.
c/o Ceres Managed Futures LLC
522 Fifth Avenue
New York, New York 10036

   Re: Meritage Futures Fund L.P.
     Form 10-K for Fiscal Year Ended
     December 31, 2016
     Filed March 28, 2017
     Forms 10-Q for Fiscal Quarters Ended
     March 31, 2017, June 30, 2017
     and September 30, 2017
     Filed May 11, 2017, August 10, 2017
     and November 13, 2017
     File No. 000-53113

Dear Mr. Ross:

  We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 22

1. We note that the financial statements of Meritage Futures Fund, L.P. (the investor fund) have been prepared using a fund of funds presentation. As such the investor fund's pro-rata share of all expenses of the investee funds are embedded in the net change in unrealized gains (losses) on investment. Please tell us how you considered the need to disclose and discuss these embedded expenses, including any embedded brokerage, clearing and transaction fees, as part of your analysis of the unrealized gains (losses).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Babette Cooper, Staff Accountant, at 202-551-3396 or the undersigned at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Sara Von Althann at 202-551-3207 with any other questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities